Filed pursuant to Rule 433

supplementing the

Preliminary Prospectus Supplement dated April 23, 2007

Registration No.  333-142282

THE TORO COMPANY

Final Term Sheet

April 23, 2007

Issuer:	The Toro Company

Size:	$125,000,000

Maturity:	May 1, 2037

Coupon (Interest Rate):	6.625% per annum

Yield to Maturity:	6.741%

Spread to Benchmark Treasury:	T + 190 basis points

Benchmark Treasury:	4.500% due 02/15/36

Benchmark Treasury Price and Yield:	94-23, 4.841%

Interest Payment Dates:	The 1st day of each May and November, commencing November 1, 2007

Optional Redemption:	Make-Whole Call + 30 basis points (0.30%)

Price to Public:	98.513% of face amount

Trade Date:	April 23, 2007

Settlement Date:	T+3 (April 26, 2007)

Sole Bookrunning Manager:	Banc of America Securities LLC

Co-Managers:	BMO Capital Markets Corp. BNY Capital Markets, Inc. Piper Jaffray & Co. SunTrust Capital Markets, Inc. Wells Fargo Securities, LLC

Ratings:

We expect that the notes will be rated Baa3 and BBB- by Moody’s Investor Services and Standard & Poor’s, respectively. Neither of these ratings is a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus and preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Banc of America Securities LLC can arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com.